FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 30, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Mark Laurie

Name Mark Laurie
Title: Company Secretary

Date: 30 January 2006

Q4 Production
Preliminary Annual

Forward-looking
This presentation may contain certain forward-looking statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management.
Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of which may cause actual results to differ materially from those contained in this announcement.
Lihir can give no assurances that the estimates, profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release.

Highlights
• Solid progress in quarter
· Successfully overcame challenges associated with October landslide
· Completed transition to independent management
· Accessing high grades in Lienetz
· Cost savings
· Good progress in Flotation and Geothermal expansions
· Poised for solid growth in the future

Quarterly production
Gold production, (oz, 000)
193
172 165 167 160 155
131 128 131 130 112 101
Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05

October landslide Economic Grade Stockpile Original Roadway

October landslide Old Stockpile Crest

Lienetz and Minifie

Ore Presentation Economic grade High grade

Ore Presentation Economic grade High grade

Ore Presentation Economic grade High grade

Gold grades at record Mill feed, (g/t) 8.54
7.15
5.64
5.49 5.44
5.25 5.26 5.19 5.27 5.16 4.91 4.88 4.9 4.65
4.41 4.41
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
02 02 02 02 03 03 03 03 04 04 04 04 05 05 05 05

Mill performance
Annual Mill Throughput (Mt)
175 175 169 170
4.1 3.8 3.9
3.6 3.5 3.4 160 2.9
148 146
1999 2000 2001 2002 2003 1999 2000 2004 2001 2002 2003 20052004 2005

Mine performance Material Movements
54
46 47 43
41 42 41 42 40
36 36 36
35 32
1999 2000 2001 2002 2003 2004 2005
Budget Actual

Mine performance
Benchmark 85%
81 83
78 76
70 72 68
1999 2000 2001 2002 2003 2004 2005

Net profit
($US Millions, before adjustments)
49 46 41.5
-6.7
-2.2
-20.8
Dec 02 Jun 03

Operating cashflow
($US Millions)
31.3 14.7 10.1 2 -0.9
-42.9
Dec 02 Jun 03

Revenue
($US Millions)
200
406 390 381
359 346 347
150
129 131
100 106
104 104
69
50
Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05
Revenue Average cash gold price/oz

Hedge book and
Gold delivery commitments including and gold
426
390 395
365 370
340 311
247 248 245
223 207
36
2005 2006 2007 2008 2009 2010 1011
Previous Restructured

Unit costs reducing
(US$)
Gross Cash Costs per ounce
497
367 363 348 299 236 293
231
June 04 Dec 04 Jun 05 Dec 05

Power demand
(Annual, Megawatts)
20 20
Proposed / potential
10 20
Geothermal Under Construction 30 46 6 10 10 HFO 60 Standby Supply Demand

Flotation expansion
Current process stream
4.5m tonnes High Grade (5.5 g/t) Direct feed to A/C
Three Autoclaves
~ 670 kozs Gold pa
Indicative numbers only

Gold production
(Ozs, 000)
800+
670 599 596 550
2003 2004 2005 2006 f 2007 f

Reserve growth
(Total LOM Reserve, Million
4.9 4.2
2.9 3.3 3.6 2.9 0.4 2.4 2.2 1.9 0.8 1.5 1.6 1
17.5 17.7 14.6 14.1 14.3 13.3 11.2 10.2 11.2
1996 1997 1998 1999 2000 2001 2002 20032004
365 365 360

Future growth
Initial focus:
· Lift material movements
· Complete flotation and geothermal
· Maximise potential of operations
Next Potential
· Biological oxidation?
· Additional autoclaves?
· Off-island expansion?

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